AIDA PHARMACEUTICALS, INC.

31 Dingjiang Road, Jianggan District

Hangzhou, China 310016

86-571-85802712

January 25, 2008

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler, Esq.

Re:  AIDA Pharmaceuticals, Inc.

        Registration Statement on Form SB-2, filed November 13, 2007

        File No. 333-147318

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AIDA Pharmaceuticals Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10:00am, Eastern Time, on January 29, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•

that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AIDA Pharmaceuticals Inc.

/s/ Biao Jin

Biao Jin

Chief Executive Officer